Otis Collection LLC
 335 Madison Ave, 4th Floor
New York, NY 10017

September 22, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jacqueline Kaufman

Re:
Otis Collection LLC
Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
File No. 024-11521

Ladies and Gentlemen:
We are filing today with the U.S. Securities and Exchange Commission (the “SEC”) a Post-Qualification Offering Statement Amendment No. 3 to the Offering Statement of Otis Collection LLC (the “Issuer,” “we” or “our”) on Form 1-A (the “Offering Statement”), originally qualified on June 24, 2021.
We would like to point out to the staff of the SEC that the purpose of this amendment is to:
  Add new series, the assets for each of which will be purchased via consignment (rather than outright acquisition from Otis Wealth, Inc., our manager) following the closings of the respective offerings, with additional related risks and disclosures and related conforming changes;
  Change asset management agreements to “form of” to accommodate the shift to consignment, where the agreements will be entered into following the closings of the respective offerings;
  Change subscription agreements to “form of” to reduce the administrative burden of filing; and
  Update the Series Offering Table per correspondence we filed with respect to the SEC comments of August 27, 2021 regarding Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A of the Issuer.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@otiswealth.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the Offering Statement.
Sincerely,

Otis Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel
cc:
Andrew Stephenson, Esq.

Michael Karnjanaprakorn